Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces H.E. Khadem Al Qubaisi As

New Board Chairman

Calgary, Alberta (January 14, 2011) — NOVA Chemicals Corporation (NOVA Chemicals) today announced the appointment of His Excellency Khadem Al Qubaisi, Managing Director of the International Petroleum Investment Company (IPIC) to the position of Chairman, NOVA Chemicals Board of Directors. Among other leadership roles, HE Al Qubaisi is also the Chairman of the Borealis AG (Borealis) Supervisory Board, Chairman of the Board of Directors of Aabar Investments PJS, Vice-Chairman of the Board of Directors of Compañía Española De Petróleos, S.A. (CEPSA) and Deputy Chairman of the Supervisory Board of OMV AG.

“NOVA Chemicals is an integral part of IPIC’s growth plans in the petrochemical sector, in view of its leading technology resources and current market position in North America,” HE Al Qubaisi said. “I look forward to working with NOVA Chemicals’ board, management and employees to expand NOVA Chemicals’ business both in North America and internationally.”

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.